February 4, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4631
Washington, D.C. 20549
Attn: John Hartz, Senior Assistant Chief Accountant

RE:	Lawson Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K/A Filed April 29, 2009
Form 10-Q for the Period Ended September 30, 2009
Form 8-K Filed August 25, 2009
File No. 0-10546
Dear Mr. Hartz,
     As Senior Vice President and Chief Financial Officer of Lawson Products, Inc. (“Lawson” or the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated December 31, 2009, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Lawson’s intended method for complying with the Staff’s comments in Lawson’s future filings with the Commission, if appropriate, given the then current facts and circumstances.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008
Item 7. Management’s Discussion and Analysis, page 13
Liquidity and Capital Resources, page 16
1.	In future filings please disclose the Amended Credit Facility’s specific covenant ratios.
Response:
     In future filings, the Company will disclose the specific covenant ratio requirements listed below and performance against those specific requirements. For the Staff’s reference, the Company filed a Form 8-K on August 25, 2009 containing a new Credit Agreement which replaced the previous Amended Credit Facility. Additionally, the Company entered into a Second Amendment to Credit Agreement which was filed on a Form 8-K on February 3, 2010. The significant covenants contained in the Second Amendment to Credit Agreement dated January 29, 2010 include:
•	Minimum cash plus accounts receivable plus inventory to total debt ratio of 2.0:1.0 at the end of each quarter;

•	Minimum tangible net worth of $55.0 million;

•	Minimum debt service coverage ratio of 1.20 commencing with fiscal year ending December 31, 2010;

•	Minimum trailing twelve months consolidated EBITDA of $8.0 million at the end of December 31, $9.5 million for the twelve month period ended March 31, 2010 and $10.0 million for the twelve month periods ended June 30, 2010, September 30, 2010 and December 31, 2010, respectively; and

•	Other covenants including limitations on dividends, share purchases and acquisitions or sale of property.
Critical Accounting Policies, page 18
2.	Based on the significance of your goodwill balance, the goodwill impairment charge you recorded in 2008, and your market capitalization relative to the carrying value of equity, please revise future filings to include a critical accounting policy detailing your process for evaluating goodwill impairment. Refer to Section 501.14 of the Financial Reporting Codification, SFAS 142, and Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133 for guidance. Please supplementally provide us your proposed disclosures.
Response:
     In future filings we will include a critical accounting policy detailing our process for evaluating goodwill impairment. The following is our proposed disclosure:
     Goodwill Impairment – Goodwill, all of which is included in our Lawson Products business unit, is tested annually during the fourth quarter, or when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Impairment of goodwill is evaluated using a two step process. First the fair value of the reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus, the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.
     We estimate the fair value of the Lawson Products business unit using a market approach, which relies on the market value of companies that are engaged in a similar line of business. We also prepare a discounted cash flow (“DCF”) analysis based on the operating plan to determine a range of fair values. The DCF model relies on a number of assumptions that have a significant affect on the resulting fair value calculation and may change in future periods. Estimated future cash flows are affected both by future economic conditions outside the control of management and operating results directly related to management’s execution of our business strategy. Our DCF model is also affected by our estimate of a discount rate that is consistent with the weighted average cost of capital that we anticipate a potential market participant would use.
     As of the fourth quarter of 2009, the calculated fair value of the Lawson business unit exceeded its carrying value by approximately [___] million using our most conservative estimate and, therefore, was not considered impaired. Changes in the assumptions used in our DCF calculation could have a material affect on the fair value estimate and could change our assessment of impairment. A hypothetical 10% decrease in the estimated future annual cash flows generated by the Lawson business unit would decrease its estimated fair value by [___] million. A hypothetical 100 basis point increase in the discount rate would decrease its estimated fair value by [___] million.
3.	Please clarify how you determine your reporting units under SFAS 142. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please identify those reporting units and provide the following disclosures:
•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•	A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of goodwill.
If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Response:
     Following the guidance provided by Accounting Standards Codification (“ASC”) 350 (Previously FAS 142) and ASC 280 (previously SFAS 131), goodwill impairment was analyzed in relation to the appropriate reporting unit as reviewed by the Company’s chief decision maker. The Company’s chief decision maker allocates resources and reviews the operating performance of four business units; Lawson Products, Rutland Tools (which comprise the MRO segment), Assembly Component Systems (“ACS”) and Automatic Screw Machine Parts (which comprise the OEM segment).
     All of the goodwill on the balance sheet relates to a 2001 acquisition that only benefited the Lawson Products business unit. The estimated fair value of the Lawson Products business unit substantially exceeded its carrying value and goodwill as of the most recent testing date in the fourth quarter of 2009. In future filings we will include the critical accounting policy, proposed in our response to the Staff’s comment #2 above, that provides details of our evaluation process for goodwill impairment as well as the results of that evaluation.

Note E – Goodwill, page 31
4.	Please expand your disclosures in future filings to describe the specific facts, circumstances, and changed assumptions that resulted in the goodwill impairment that you recorded during the fourth quarter of 2008 in accordance with paragraph 47 of SFAS 142.
Response:
     In future filings, the Company will expand its disclosures to include the specific facts, circumstances and changed assumptions that resulted in the goodwill impairment recorded in the fourth quarter of 2008 in accordance with paragraph 47 of SFAS 142. The Company expects the disclosure to be as follows:
     The Company reviews goodwill annually during the fourth quarter, or when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Goodwill impairment is deemed to exist if the carrying amount of a reporting unit exceeds its estimated fair value and the goodwill impairment charge, if any, is measured as the difference between the carrying amount of the goodwill as compared to its estimated fair value. In 2008, our ACS business unit carried a $2.3 million goodwill balance related to a 1999 acquisition. In previous years, the operating results of ACS supported the goodwill balance based on market prices of comparable businesses and discounted cash flow forecasts. During 2008, ACS began to experience increases in commodity costs that led to lower gross margins and operating results. Then, with the onset of the global worldwide recession in the fourth quarter of 2008, the Company revised its forecast of future operating results significantly to reflect the new unfavorable economic environment and determined, based on market prices of comparable businesses and revised discounted cash flow forecasts, that the goodwill associated with ACS was fully impaired. The Company recorded a charge of $2.3 million for the year ended December 31, 2008.
Controls and Procedures, page 43
5.	We note that your description of your disclosure controls and procedures does not appear to conform to the definition provided in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, please revise your statement to ensure you describe your disclosure controls and procedures in accordance with the two-part definition provided in Rules 13a-15(e) and 15d- 15(e) of the Exchange Act or simply state whether they are effective. Please confirm to us supplementally that your disclosure control and procedures were effective in accordance with the two-part definition.
Response:
     We confirm that our disclosure controls and procedures were effective in accordance with the two-part definition provided in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the year ended December 31, 2008. In addition, in future filings we will revise our disclosure and clarify our compliance by adopting the following disclosure:
     Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report (the “Evaluation Date”). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that (i) the information relating to Lawson, including our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
FORM 10K/A FILED APRIL 29, 2009
Compensation Discussion & Analysis, page 5
Elements of Total Compensation, page 7
Annual Incentive Plan (“AIP”), page 8
6.	We note your disclosure in the table presenting the target bonuses and actual bonuses received in 2008. Please tell us supplementally, with a view toward future disclosure, whether you assigned particular weightings to each individual performance goals you identify for each named executive in the fourth paragraph of this section to calculate the “Bonus Awarded” column of the table. If you did not establish weightings for each individual performance measure, please tell us how you ultimately determined the amount in the Bonus Awarded column for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.
Response:
     As a reference to the Staff, and as disclosed on page 9 of Form 10 K/A, for fiscal year 2008 actual bonuses under the Annual Incentive Plan (“AIP”) were awarded to the Named Executive Officers (“NEO”) and were determined based on each executive’s respective performance against their individual goals. Individual weightings were assigned to each NEO’s performance goals and the payout determined based on achievement versus goals. The bonus payouts for each NEO other than the CEO were based upon the CEO’s evaluation of each NEO and recommendation to the Compensation Committee, and for the CEO, based upon an evaluation by the Board of Directors. No bonus payments were awarded to the NEO’s for the corporate performance component as the Company did not meet its corporate performance goals established for 2008.
     To address the Staff’s comments, we will provide in future filings the following supplemental disclosure in “Item 11. Executive Compensation” (new proposed supplemental disclosure is underlined).
Compensation Philosophy and Objectives
Page 5 The Company’s executive compensation programs are designed to reward executives for the development and execution of successful business strategies. In determining the type and amount of compensation for each executive, we use both annual cash compensation, which includes a base salary and an annual incentive plan, and a long-term incentive opportunity. We believe the mix of these three forms of compensation in the aggregate balance the reward for each executive’s contributions to our Company. Our compensation programs are designed to encourage and reward the creation of long-term shareholder value.

Page 6 3. Accountability for Individual Performance. We believe teams and individuals should be rewarded when their contributions are exemplary and significantly support Company performance and value creation. Accordingly, individual performance measures and goals, along with specific weightings for each goal, are established for each participant in our annual incentive plan.
Elements of Total Compensation-Annual Incentive Plan (“AIP”)
     To address the Staff’s comment regarding the AIP on page 8 of Form 10 K/A, we are providing the following supplementary information.
     The remaining components of the AIP consisted of key individual performance measures and weightings which were established for each of the named executive officers. Aggregate percentages of the 2008 AIP opportunity that were based on individual objectives were as follows:
•	Thomas J. Neri — 50%

•	Neil E. Jenkins — 60%

•	Harry Dochelli — 60%

•	Stewart Howley — 60%
Specific weightings for each NEO’s individual performance goals were as follows:

AIP
Weight
Thomas J. Neri:
Develop and begin to implement sales strategies	20%
Corporate leadership	20%
Develop the senior management team	10%

Neil E. Jenkins:
Manage legal affairs	40%
Develop and expand investor relations	10%
Advise and serve as liaison for the Board of Directors	10%

Harry Dochelli:
Achieve sales goals in the MRO unit	30%
Develop and implement sales strategy	20%
Recruit and reorganize the sales organization	10%

Stewart Howley:
Develop operating and sales strategies	35%
Business development	15%
Development of pricing strategies	10%

     For 2008, each NEO was evaluated in aggregate based on the above objectives, and the AIP bonuses were determined on that basis. In future filings, we will disclose similar information based upon established individual performance weightings.
2004-2008 Long-Term Capital Accumulation Plan (“LTCAP”), page 9
7. Please tell us supplementally, with a view toward future disclosure, the overall LTCAP pool amount as calculated pursuant to the first full paragraph on page 10.
Response:
     As a reference to the Staff, and as disclosed on page 9 of Form 10 K/A, the 2004-2008 Long Term Capital Accumulation Plan (“LTCAP”) was a multi-year incentive plan that provided awards for corporate performance over a five-year period. The overall target pool based upon various forecasted assumptions set forth in 2004 was $22.5 million, subject to periodic adjustments based on projected and actual performance. As disclosed on page 10, the pool calculated based on adjusted operating results achieved as of August 31, 2008 and projected results for September 1, 2008 through December 31, 2008 was $8,232,000. At that time, the Compensation Committee also proposed and the Board approved clarification to the calculation of the incentive EBITDA by excluding certain extraordinary expenses from the calculation. These adjustments were related to the unfavorable effects on the Company’s value of various actions taken by prior management, who were no longer participants in the plan. The Committee believed these adjustments were in the best interests of the shareholders as they helped to fairly evaluate the current management team’s performance versus the goals of the LTCAP and retain the executives as required to complete the Company’s restructuring plan. The Compensation Committee then reduced the payouts to the participants to $6,542,000 or 79% of the calculated LTCAP incentive pool. Excluding the various adjustments approved by the Board as discussed above and in the 3rd paragraph on page 10, the LTCAP as originally structured in 2004 would have not resulted in a payout to the remaining named executive officers.
     The 2004-2008 LTCAP has expired and replaced with the Long-Term Incentive Plan (“LTIP”) and as a result, disclosure of the 2004-2008 LTCAP will not be presented in future filings.
Stock Performance Rights (“SPRs”), page 11
8.	In future filings, please disclose how you determine the amount of SPRs awarded to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.
Response:
     In future filings, the Company will disclose how SPR’s are awarded to each named executive officer in accordance with Item 402(b)(1)(v) of Regulation S-K. To address the Staff’s comments, we will provide the following supplemental disclosure in “Item 11. Executive Compensation” (new proposed supplemental disclosure is underlined).

Stock Performance Rights (“SPRs”)
     Lawson evaluates potential shareholder equity dilution when issuing equity incentives. We have generally believed that non-equity incentives, guided by strategic performance objectives, are the best way to align executive interests with those of shareholders, create shareholder value, and attract, retain and motivate executives. However, Lawson has granted SPRs primarily to members of the Board of Directors to link a portion of compensation to the creation of shareholder value. In 2008, to supplement the Current LTIP, Lawson granted SPRs to executives as part of the current restructuring of the Company and allows the executives to participate in future creation of shareholder value. The number of SPRs granted to each named executive officer was determined by the Compensation Committee which took into consideration each executive’s total compensation, competitiveness as compared to market levels and competitive practices as it relates to the granting of long-term incentives to comparable executives working for similar companies. Operating similarly to a stock option, the exercise price of an SPR is equal to the fair market value of the Company’s stock as of date of grant and value is only realized by the executive if the stock price at the time of exercise is higher than at grant. The executive receives a cash payment of the difference upon exercise. Generally, SPR grants have a three-year vesting schedule, with awards vesting ratably over the requisite service period. The SPRs granted in 2008 expire 10 years from the date of grant.
Certain Relationships and Related Transactions, page 27
9.	In future filings, please disclose whether your related party transaction policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) (1)(iv) of Regulation S-K.
Response:
     In future filings, the Company will disclose that its related party transaction policies and procedures are in writing in accordance with Item 404(b)(1)(iv) of Regulation S-K. Following is the proposed future disclosure.
     The Company’s policy regarding related party transactions is outlined in the Code of Business Conduct which is applicable to all employees and sales agents and is available on our website at lawsonproducts.com in the investor relations corporate governance section. Additionally, all directors and senior officers of the Company must complete an annual questionnaire in which they are required to disclose in writing any related party transactions.
10.	In future filings, pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. In particular, this includes a discussion of the standards to be applied pursuant to such policies and procedures.
Response:
     In future filings, we will describe our policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404 pursuant to paragraph (b) of Item 404 of Regulation S-K as follows:

     The Company’s policy is for all transactions between the Company and any related person to be promptly reported to the Company’s Chief Ethics and Business Conduct Officer who will gather the relevant information about the transaction and present the information to the Board of Directors or one of its Committees. The Board then determines whether the transaction is a related party transaction and approves, ratifies, or rejects the transaction. A majority of the members of the Company’s Board of Directors and a majority of independent and disinterested directors must approve the transaction for it to be ratified. The Board of Directors only approves those proposed transactions that are in, or not inconsistent with, the best interests of the Company and its stockholders.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
Item 2. Management’s Discussion and Analysis, page 12
11.	We note your disclosures on page 13 and 14 that the 2008 gross margin included a $2.4 million favorable inventory reserve adjustment. Please explain to us your basis for recording a favorable inventory reserve adjustment since it appears to us that when an inventory reserve is recorded it establishes a new cost basis.
Response:
     Inventories consist principally of finished goods and are stated at the lower of cost or market. Since we operate in the Maintenance, Repair and Operation (“MRO”) industry, most of our products are typically not exposed to the risk of obsolescence due to technology changes. However, some of our products do have a limited shelf life, and from time to time we add and remove items from our catalogs, brochures or website for marketing and other purposes. In addition, we carry varying levels of customer specific inventory.
     To reduce our inventory to a lower of cost or market value, we record a reserve for slow-moving and obsolete inventory based on historical experience and monitoring current inventory activity. We use estimates to determine the necessity of recording these reserves based on periodic detailed analyses using both qualitative and quantitative factors. As part of this analysis, we consider several factors including the inventories length of time on hand, historical sales, product shelf life, product life cycle, product classification, whether or not an item is in a catalog or website and product obsolescence. In general, depending on product classification, we reserve inventory with low turnover at higher rates than inventory with high turnover. It is the Company’s policy to not re-value inventory to the original cost basis subsequent to establishing a new cost basis.
     In 2008, we began an inventory reduction plan to reduce our overall inventory levels, which included a large focus on selling our slow moving and obsolete inventory which was previously reserved. This plan included selling slower moving items to customers as well as requesting product returns to our vendors. As a result, our inventory reserves decreased based on the mix of remaining inventory on hand.
     We believe, based on our prior experience of managing and evaluating the recoverability of our slow moving, excess and obsolete inventory, our established inventory reserves are adequate. In future filings, the Company will expand its critical accounting policies and its Management’s Discussion and Analysis to reflect the information contained in this response.

FORM 8-K FILED AUGUST 25, 2009
12.	Please file a complete copy of the Credit Agreement dated August 21, 2009, including all schedules and exhibits thereto, with your next Exchange Act report.
Response:
     The Company filed a Form 8-K on February 3, 2010 which contained the Second Amendment to Credit Agreement. As part of the Form 8-K, the Company filed a complete copy of its Credit Agreement dated August 21, 2009 including all schedules and exhibits thereto.
******
I trust that the foregoing has been responsive to the Staff’s comments. Additionally, Lawson hereby acknowledges that:
•	Lawson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lawson may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (847) 827-9666 x 2665 or via facsimile at (847) 827-0063.
Sincerely,
/s/ Ronald J. Knutson
Ronald J. Knutson
Senior Vice President and
Chief Financial Officer

cc:	Anne McConnell, Division of Corporation Finance Bret Johnson, Division of Corporation Finance